January 8, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Mark Kronforst Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”) Definitive Proxy Statement on Schedule 14A Filed March 24, 2008 File No. 001-10485
Dear Mr. Kronforst:
This letter is provided in response to the Staff’s comment letter dated December 23, 2008 addressed to Mr. Brian K. Miller, Executive Vice President and Chief Financial Officer of Tyler Technologies, Inc. Due to our company holiday schedules we will be unable to respond within 10 business days of receipt your letter. We anticipate filing our response by Wednesday, January 14, 2009.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,
Brian K. Miller
Executive Vice President and
Chief Financial Officer